UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Dated October 1, 2010
Commission File Number 001-34609
CHINA HYDROELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)
25B, New Poly Plaza, No. 1 North
Chaoyangmen Street
Dongcheng District, Beijing
People’s Republic of China 100010
Tel: (86-10) 6492-8483

(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F          ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes          ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       N/A

Signatures
Ex-3.1 Amended and Restated Memorandum and Articles of Association of China Hydroelectric Corporation - Form 6-K

CHINA HYDROELECTRIC CORPORATION
FORM 6-K
     On September 28, 2010, China Hydroelectric Corporation (the “Company” or “us”) held its annual general meeting of shareholders in New York. All resolutions proposed at the annual general meeting were duly adopted. Specifically, the shareholders of the Company passed resolutions approving:
•	Amendment of Article 89 of our amended and restated articles of association to provide for the classification of our directors into three classes with staggered three-year terms. Such Article 89, as amended, now reads as follows:
“89	The Directors shall be divided into three classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The term of the initial Class I Directors, consisting of Mr. John D. Kuhns, Mr. Richard H. Hochman and Mr. Shadron Lee Stastney, shall terminate at the annual general meeting to be held in 2010; the term of the initial Class II Directors, consisting of Dr. You-Su Lin and Mr. Anthony H. Dixon, shall terminate at the annual general meeting to be held in 2011; and the term of the initial Class III Directors, consisting of Dr. Yong Cao and Mr. Stephen Outerbridge, shall terminate at the annual general meeting to be held in 2012. At each succeeding annual general meeting beginning in 2010, successors to the class of Directors whose term expires at that annual general meeting shall be elected for a three-year term. If the number of directors is changed, any increase or decrease shall be apportioned by the Directors among the classes so as to maintain the number of directors in each class as nearly equal as possible. A director shall hold office until the annual general meeting to be held in the year in which his or her term of office expires and until his or her successor is duly elected and qualified.”
•	Re-election of John D. Kuhns, Richard H. Hochman and Shadron Lee Stastney to serve as Class I Directors for a three-year term expiring at our annual general meeting of shareholders to be held in 2013; and

•	Ratification of the appointment of Ernst & Young Hua Ming as our independent auditors for the fiscal year ending December 31, 2010.
     A copy of the Amended and Restated Memorandum and Articles of Association of the Company, as approved by the shareholders of the Company, is included as Exhibit 3.1.
Exhibit
3.1	Amended and Restated Memorandum and Articles of Association of China Hydroelectric Corporation

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA HYDROELECTRIC CORPORATION
By:	/s/ Mary E. Fellows
Executive Vice President and Secretary

Date: October 1, 2010